

17016673 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 20 2017
Washington DC

SEC FILE NUMBER
8-33132

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ustocktrade Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Grove Street. Suite 2-400
(No. and Street)

Newton (City) MA (State) 02466 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick W. McKeon (617) 947-2205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick W. McKeon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ustocktrade Securites, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public


GARY A. CEDRONE
Notary Public Commonwealth of Massachusetts
My Commission Expires November 25, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Ustocktrade Securities, Inc.:

We have audited the accompanying statement of financial condition of Ustocktrade Securities, Inc., (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ustocktrade Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has been unable to general enough revenues to sustain its operations and has continued to receive funds from the Stockholder to meet its obligations. In absence of any sustainable revenues, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with regards to this matter.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Ustocktrade Securities, Inc. financial statements. The supplemental information is the responsibility of Ustocktrade Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 13, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Ustocktrade Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$282,247
Cash and securities segregated under federal and other regulations	$1,000,000
Deposits with clearing organizations and others	$175,000
Receivable from broker-dealers and clearing organizations	$60,970
Prepaid expenses	$33,202
Vendor deposits	$12,383
Other assets	$20,133
Total assets	**$1,583,935**

Liabilities and Stockholder's Equity

Liabilities:	
Payable to customers	$958,266
Accounts payable, accrued expenses, and other liabilities	$189,646
	$1,147,912
Stockholders' equity:	
Common Stock, $1 par value, authorized 1,000 shares, issued 1,000 shares	$1,000
Additional paid-in capital	$2,569,832
Deficit	($2,134,809)
Total stockholder's equity	$436,023
Total liabilities and stockholders' equity	**$1,583,935**

The accompanying notes are an integral part of these financial statements

Ustocktrade Securities, Inc.
Statement of Operations
for the Year Ended December 31, 2016

Revenues:	
ATS membership fees	$17,911
ATS trading fees	$749,572
Interest and dividends	$224
Other income	$5,487
Total revenue	**$773,194**
Expenses:	
Employee compensation and benefits	$620,051
Floor brokerage, exchange, and clearance fees	$216,466
Market Data	$388,961
Technology and communications	$106,838
Occupancy and equipment	$36,834
Professional Fees	$132,863
Regulatory Fees & Expenses	$132,321
Uncollectable Funds	$138,250
Other expenses	$22,315
Total expenses	**$1,794,899**
Income/Loss before income taxes	($1,021,705)
Provision for income taxes	$0
Net income/loss	**($1,021,705)**

The accompanying notes are an integral part of these financial statements

Ustocktrade Securities, Inc.
Statement of Changes in Stockholder's Equity
for the Year Ended December 31, 2016

	Common Stock		*Additional Paid-in Capital*	*Deficit*	*Total Stockholders' Equity*
	Shares	*Amount*	*Amount*	*Amount*	*Amount*
Balances at January 1, 2016	1,000	$1,000	$1,519,832	($1,113,104)	$407,728
Net income				($1,021,705)	($1,021,705)
Additional capital contribution(s)			$1,050,000		$1,050,000
Balance at December 31, 2016	**1,000**	**$1,000**	**$2,569,832**	**($2,134,809)**	**$436,023**

The accompanying notes are an integral part of these financial statements

Ustocktrade Securities, Inc.
Statement of Cash Flows
for the Year Ended December 31, 2016

Cash flows from operating activities:		
Net Income		($1,021,705)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Cash and securities segregated under federal and other regulations	($940,679)	
Deposits with clearing organizations and others	($108)	
Net receivable from broker-dealers and clearing organizations	($87,830)	
Prepaid expenses	$9,170	
Other current assets	($17,299)	
Increase (Decrease) in operating liabilities:		
Net payable to customers	$906,460	
Other, net	$203,586	
Total adjustments		$73,300
Net cash provided by operating activities		($948,405)
Cash flows from financing activities:		
Capital contribution(s) from Ustocktrade LLC	$1,050,000	
Net cash used in financing activities		$1,050,000
Increase/(Decrease) in cash		$101,595
Cash at beginning of the year		$180,652
Cash at end of the year		**$282,247**
Supplemental cash flows disclosures:		
Income tax payments (paid to Ustocktrade LLC)		$0
Interest payments		$0

The accompanying notes are an integral part of these financial statements

Ustocktrade Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

1. Organization

Ustocktrade Securities, Inc. (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is one hundred percent owned by its (Parent), Ustocktrade, LLC. The Company runs an ATS and conducts general securities business activities through both fully-disclosed and omnibus capacities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volumes and price levels of securities, changes in interest rates, and securities brokerage services, all of which impact the Company's liquidity.

The Company's main office is located in Newton, Massachusetts. The Company maintains both a fully-disclosed and omnibus clearing relationship with Electronic Transaction Clearing Corp. ("ETC") in Los Angeles, California.

Going Concern and Liquidity Risk —The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2016, the Company reported a net loss of $1,021,705. In 2016, the Company relied on its $180,652 of unrestricted cash balances at December 31, 2015, and $1,050,000 of capital contributions from its Parent to fund its operations. These results raise substantial doubt about the Company's ability to continue as a going concern should the Company be unable to have profitable operations in Fiscal Year 2017.

The Company received a $100,000 Capital Contribution from its Parent on January 31, 2017 and an additional $1,000,000 Capital Contribution from its Parent on February 23, 2017. If necessary, the Company will seek additional capital through capital contributions from its Parent. There is no assurance, however, that the Company will be able to raise sufficient capital to fund its operations on terms that are acceptable, that its cost reduction activities will be sufficient to maintain its operations, or that revenues are expected to provide working capital necessary to fund the Company's operations in accordance with its currently planned business activities.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Basis of Accounting — The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. The Company's Balance Sheet and Income Statement are prepared on a trade-date basis. The Company's Reserve Calculation determined in accordance with SEC Rule 15c3-3(e) is calculated on a settlement-date basis.

Cash and Cash Equivalents — The Company considers as cash and cash equivalents all short-term investments with an original maturity of three months or less.

Revenue — Securities transactions and related revenue and expense are recorded on a trade-date basis.

Membership Fees – Represent fees paid by Company Customers for access to the Company's ATS Platform and are assessed when a Customer account is registered and monthly thereafter.

Trading Fees - Represent fees paid by Company Customers for trading through Company's ATS Platform and are assessed on each trade.

Write-off of bad debts - The Company wrote off $138,250 of funds lost processing ACH transfers among customer accounts during the year. This appears as an operating expense called Uncollectible Funds on the accompanying Statement of Operations. The Company has altered its control procedures to prevent these losses in the future.

Income Taxes — The Company's method of accounting for income taxes conforms with FASB ASC 740, formerly *Statement of Financial Accounting Standards No. 109* ("SFAS No. 109").

This method requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent Events — The Company was placed on Special Surveillance as an Alert Organization by the Financial Industry Regulatory Authority ("FINRA") on February 2, 2017 which required FINRA to give notification to the Securities and Exchange Commission, the Securities Investor Protection Corporation, and Clearing Organizations.

Fair Value — As required by the *fair value* topic of the *FASB Accounting Standards Codification,* fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at a measurement date. The *fair value* topic also establishes a framework for measuring fair value, and a three-level hierarchy for such measurement, based upon the transparency of inputs to the valuation of an asset or liability.

The three-tier *fair value* hierarchy of inputs is summarized, as follows:

- Level 1 — quoted prices in active markets for identical investments
- Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 — significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodologies used for valuing securities are not necessarily indicative of the risk(s) associated with investing in those securities.

The Company did not own any securities at December 31, 2016, and therefore did not need to determine associated *fair value(s)* per the inputs, described above.

Comprehensive Income — Statement of Financial Accounting Standards ("SFAS") No. 130 —*Reporting Comprehensive Income* establishes requirements for disclosure of Comprehensive Incomes that include certain items previously not reported in the statement of operations, including unrealized gains and losses on available for-sale securities, foreign currency translation adjustments, and other such occurrences. During the year-ended December 31, 2016, the Company did not have any significant components of Comprehensive Income to report.

3. Cash Segregated Under Federal Regulations

Cash of $1,000,000 has been segregated in fully segregated Special Reserve Account for the Exclusive Benefit of Customers maintained pursuant to SEC Rule 15c3-3(e)(1) at Avidia Bank. The cash is held for the benefit of customers pursuant to Rule 15c3-3(e)(1) of the Securities and Exchange Commission ("SEC").

4. Computation for Determination of Reserve Requirements

The Company introduces all non-ATS accounts on a fully disclosed basis to ETC and operates in accordance with the Paragraph k(2)(ii) exemption provision of SEC Rule 15c3-3.

All ATS transactions during the fiscal year ended December 31, 2016, were cleared through ETC with which the Company has an omnibus clearing arrangement. The Company holds customer funds at its fully segregated Special Reserve Account for the Exclusive Benefit of Customers maintained pursuant to SEC Rule 15c3-3(e)(1) at Avidia Bank for the purposes of trading securities through the omnibus account. The ATS Customer Accounts are fully subject to SEC Rule 15c3-3.

5. Net Capital Requirements

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 240.15c3-1, which requires the ongoing maintenance of minimum net capital of $250,000 and a maximum ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15-to-1. Net capital and the related aggregate indebtedness ratio both can possibly fluctuate on a moment-to-moment basis during the trading day.

At December 31, 2016, the Company had net capital of $370,305, which was $120,305 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness-to-net capital was 3.10-to-1.

6. SIPC Reconciliation Requirement

SEC Rule 240.17a-5(e)(4) requires a registered broker-dealer to file a supplemental report, which includes procedures related to its SIPC annual general assessment reconciliation of, or exclusion from such membership assessment forms.

7. Possession or Control Requirements

The Company maintains and controls customer funds within its fully segregated Special Reserve Account for the Exclusive Benefit of Customers maintained pursuant to SEC Rule 15c3-3(e)(1) at Avidia Bank, for the purposes of trading securities, through the Company's Omnibus clearing arrangement with ETC.

8. Subsequent Events

The Company was placed on Special Surveillance as an Alert Organization by the Financial Industry Regulatory Authority ("FINRA") on February 2, 2017 which required FINRA to give notification to the Securities and Exchange Commission, the Securities Investor Protection Corporation, and Clearing Organizations.

The Company received a $100,000 Capital Contribution from its Parent on January 31, 2017 and an additional $1,000,000 Capital Contribution from its Parent on February 23, 2017.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk

Pursuant to a clearing agreement with ETC, the Company introduces all its ATS securities transactions to ETC on an omnibus basis.

Under certain conditions, as defined in the omnibus clearing agreement, the Company has agreed to indemnify the ETC for losses, if any, which it may sustain from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and clearing broker monitor collateral on the Company's introduced transactions. All the Company's securities transactions and the corresponding receivables from the clearing broker comply with the provisions of the clearing agreement.

10. Income Taxes

At December 31, 2015, the Company had a total operating tax-loss carry-forward balance of $521,405, which resulted from the Company's corporate acquisition on May 18, 2014. For the year-ended December 31, 2016, the Company lost $1,021,705 in operations, adjusting its total tax-loss carry-forward balance to $879,002.

Since the Company has no history of operating income to-date, these tax-loss carryforward allowances have been fully reserved, and are not presented within the financial statements.

The following schedule lists the Company's tax-loss carry-forward balances, resulting from its 2014 corporate acquisition:

Year-Ended	Tax-Loss Carry-Forward Balance	
2012	$80,579	
2013	$35,132	
2014	$129,305	
2015	$276,389	35% of $789,684
2016	$357,597	35% of $1,021,705
Total Tax-Loss Carry-Forward at 12/31/2016	$879,002	

11. Statement Related to Exemption Provision (Possession and Control):

The Company introduces all non-ATS accounts on a fully disclosed basis to ETC and operates in accordance with the Paragraph k(2)(ii) exemption provision of SEC Rule 15c3-3. The Company holds possession and control of customer funds for non-ATS accounts through the Company's fully-disclosed

clearing arrangement with ETC, which the Company is permitted to hold pursuant to its (k)(2)(ii) Exemption to the SEC Customer Protection Rule (15c3-3).

There were no inadequacies in the procedures followed in adhering to the exemption provisions of either SEC 1934 Rule 240.15c3-3(k)(2)(ii) as all non-ATS customer transactions cleared through ETC, pursuant to the fully-disclosed clearing arrangement.

12. Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement, as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single ("FOCUS") report, filed pursuant to SEC 1934 Rule 240.15c3-1.

Schedule I
Ustocktrade Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities & Exchange Commission
As of December 31, 2016

Net Capital		
Total consolidated stockholder's equity		$436,023
Total capital and allowable subordinated borrowings		**$436,023**
Deductions/charges:		
Nonallowable assets:		
Prepaid Expenses	$33,202	
Vendor Deposits	$12,383	
Other Assets	$20,133	$65,718
Net capital before haircuts on securities positions (tentative net capital)		$370,305
Haircuts on securities:	$0	$0
Net capital		**$370,305**
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Payable to customers	$958,266	
Other accounts payable and accrued expenses	$189,646	$1,147,912
Total aggregate indebtedness		**$1,147,912**
Computation of basic net capital requirement		
Minimum net capital required:		
Ustocktrade Securities, Inc.		$250,000
Total		**$250,000**
Excess net capital		**$120,305**
Excess net capital at 1,500 percent		
Excess net capital at 1,000 percent		
Ratio: Aggregate indebtedness to net capital		3.10

See independent auditors report

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$433,752
Increase in non-allowable assets:	
Other assets	($19,650)
Deposits	$0
Accrued interest payable	$0
Difference due to offsetting various asset accounts against related liabilities	$0
Audit adjustments to record additional compensation	$0
Audit adjustments to record additional expenses	($43,795)
Rounding	($2)
Net capital per the proceeding	**$370,305**

See independent auditors report

Statement Related to Uniform Net Capital Rule

This rule requires both the ongoing maintenance of minimum net capital and that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 1.500% (15-to-1). Net capital and the related aggregate indebtedness ratio fluctuate on a moment-to-moment basis. At December 31, 2016, the Company had net capital of $370,305 which was $120,305 in excess of its required minimum net capital. The Company's aggregate indebtedness represented 310% of its net capital.

The Company elected to use the basic net capital computation method, permissible by the rule, which requires the Company to maintain minimum net capital pursuant to a fixed dollar amount ($250,000) or 6 and 2/3% of total aggregate indebtedness (whichever is greater) and does not, therefore, calculate its net capital under the alternative reserve requirement method.

Schedule II
Ustocktrade Securities, Inc.
Computation for Determination of reserve Requirements
For Broker-Dealers Under Rule 15c3-3

CREDIT BALANCES	**December 31, 2016**
Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$761,409
TOTAL CREDITS	**$761,408**
DEBIT BALANCES	
**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$2,743
****TOTAL 15c3-3 DEBITS**	**$2,743**
RESERVE COMPUTATION	
Excess of total debits over total credits (line 19 less line 11)	
Excess of total credits over total debits (line 11 less line 19)	$758,666
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	
Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	$1,000,000
Amount of deposit (or withdrawal) including $____________ **[4515]** value of qualified securities	
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $_____________ **[4525]** value of qualified securities	$1,000,000
Date of deposit (MMDDYY)	

FREQUENCY OF COMPUTATION

Daily _____ **[4332]** Weekly______ **[4333]** Monthly___X___ **[4334]**

See independent auditors report

Schedule III
Information Relating to Possession and Control requirements
Pursuant to SEC Rule 15c3-3
As of December 31, 2106

Customers' fully paid securities and excess margin securities not in the Company's possession and control as of the report date, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	–
Number of Items	**0**
Customer fully paid securities and excess margin securities to which instructions to reduce the possession and control have not been issued as of the report date, excluding items permitted by Rule 15c3-3.	-
Number of Items	**0**

See independent auditors report

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have examined Ustocktrade Securities, Inc.'s statements, included in the accompanying compliance report, that (1) Ustocktrade Securities, Inc.'s internal control over compliance was not effective during the most recent fiscal year ended December 31, 2016; (2) Ustocktrade Securities, Inc.'s internal control over compliance was effective as of March 13, 2017; (3) Ustocktrade Securities, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that Ustocktrade Securities, Inc. was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from Ustocktrade Securities, Inc.'s books and records.

Ustocktrade Securities, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Ustocktrade Securities, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, or 17 C.F.R. § 240.17a-13 will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Ustocktrade Securities, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Ustocktrade Securities, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; Ustocktrade Securities, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 13, 2017; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from Ustocktrade Securities, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Ustocktrade Securities, Inc.'s compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Ustocktrade Securities, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in Ustocktrade Securities, Inc.'s internal control over compliance during the fiscal year ended December 31, 2016. Ustocktrade Securities, Inc. was originally exempted from Rule 15c3-3 by FINRA in September of 2015, however a FINRA exam determined the Ustocktrade Securities, Inc. had was fully subject to the rules of 15c3-3 and that the Ustocktrade Securities, Inc. had not established a Special Reserve Account for the Exclusive Benefit of Customers. Ustocktrade Securities, Inc. filed a final notification with FINRA reporting its reserve deficiency from September of 2015 to August of 2016, and established and funded a Reserve account accordingly.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

In our opinion, because of the material weakness referred to above, Ustocktrade Securities, Inc.'s internal control over compliance was not effective during the most recent fiscal year ended December 31, 2016. In our opinion, Ustocktrade Securities, Inc.'s statements that Ustocktrade Securities, Inc.'s internal control over compliance was effective as of March 13, 2017; Ustocktrade Securities, Inc. did comply with §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to state that Ustocktrade Securities, Inc. was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from Ustocktrade Securities, Inc.'s books and records are fairly stated, in all material respects.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 13, 2017

Ustocktrade Securities, Inc
275 Grove Street
Newton, MA 02466

Ustocktrade Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) and Rule 17a-5;

2. The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended December 31, 2016;

3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended through March 13, 2017;

4. The Company was in compliance with 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

   Description of Material Weakness and Non-Compliance With 17 C.F.R. §240.15c3-3(e): Ustocktrade Securities, Inc. notified the Financial Industry Regulatory Authority through its Gateway Notification System on January 16, 2017 of the Failure to made required proper deposits in the firm's Special reserve bank account for the period September 10, 2015 through April 29, 2016. The calculated deficiency on April 29, 2016 was $171,160. The Company amended the January 16, 2017 notification on March 7, 2017 and extended the notification period to August 26, 2017. The calculated deficiency on August 26, 2016 was $1,034,236.

   The Company was granted an exemption from Exchange Act Rule 15c3-3 pursuant to Paragraph (k)(2)(i) in its Membership Agreement dated September 10, 2015 as part of the establishment of an ATS. All Company Client funds for the ref erenced period were processed through the Company's (k)(2)(i) Account in the form of ACH Debits and Credits. Reserve Calculations were performed daily along with the (k)(2)(i) Bank Account Reconciliation. FINRA Examination Staff stated that the Company is fully subject to Exchange Act Rule 15c3-3. ACH Deposits are not good funding for a calculated Reserve Deposit.

   The Company made operational changes including the establishment of an Operating Transfer Account to handle the daily cashiering of Client Deposit and withdrawal Activity, the execution of a Special Reserve Account for the Exclusive Benefit of Customers pursuant to Exchange Act Rule 15c3-3(e)(1), and the Computation of Weekly and/or Monthly Reserve Account Calculations. The Operating Transfer Account was not fully operational until week ending August 26, 2017. The Company amended the notification to reflect the entire period ACH Transactions

were employed to fund the required Reserve Calculation. The Reserve Calculation Deposits are no longer being funded by ACH Contributions.

Ustocktrade Securities, Inc.

I, Patrick W. McKeon, swear (or affirm) that, to the best knowledge and belief, this compliance report is true and correct:

By: Patrick McKeon

Title: Financial & Operations Principal

Date: March 13, 2017

Ustocktrade Securities, Inc.

Report on the SIPC Annual Assessment

Report Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES**

Board of Directors
Ustocktrade Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Ustocktrade Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Ustocktrade Securities, Inc. (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Ustocktrade Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

New York, New York
March 13, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Ustocktrade Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2016

		Amount
Total assessment	$	1,933
SIPC-6 general assessment Payment made on July 29, 2016		-
SIPC-7 general assessment Payment made on March 13, 2017		(1,315)
Total assessment balance (overpayment carried forward)	$	618